John Hancock Variable Insurance Trust

601 Congress Street

Boston, Massachusetts 02210

September 12, 2017

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention:	Christina DiAngelo Fettig
Sonny Oh

Re: John Hancock Variable Insurance Trust (the “Trust”) — File No. 333-219364

Registration Statement on Form N-14

Dear Ms. Fettig and Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on: (1) August 10, 2017, from Christina DiAngelo Fettig of the accounting staff of the Securities and Exchange Commission (the “SEC”); and (2) August 16, 2017, from Sonny Oh of the SEC staff, each with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of Lifestyle Growth PS Series, Mid Cap Index Trust, and Emerging Markets Value Trust, each a series of the Trust (each an “Acquiring Fund”), in connection with the reorganization of Core Strategy Trust, Value Trust, and American New World Trust, respectively, each also a series of the Trust (each an “Acquired Fund” and, together with the Acquiring Funds, the “Funds”) (each a “Reorganization”). The Registration Statement was filed with the SEC on July 20, 2017, accession no. 0001133228-17-004611.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

I.	Comments from Ms. Fettig

A.	Combined Proxy Statement and Prospectus (“Proxy/Prospectus”)

1.	Comment — With respect to the Reorganization of American New World Trust into Emerging Markets Value Trust, please explain why it is proposed that holders of Series III shares of American New World Trust will receive Series NAV shares of Emerging Markets Value Trust, as discussed in “Overview of the Reorganizations.”

Response — Emerging Markets Value Trust does not have Series III shares. Therefore, holders of Series III shares of American New World Trust will receive in the Reorganization shares of the class of Emerging Markets Value Trust that has total annual operating expenses that are the same or lower than the total annual operating expenses of Series III shares. Series NAV shares of Emerging Markets Value Trust have lower total annual operating expenses than Series III shares of American New World Trust.

2.	Comment — Please disclose the rationale for the methodology used to allocate the costs of each Reorganization, as discussed in “Overview of the Reorganizations.”

Response — The Trust has made the requested change.

September 12, 2017

3.	Comment — Please state whether the disclosure regarding repositioning of the Acquired Funds’ portfolios, as discussed in “Overview of the Reorganizations,” includes such transactions that occur after the closing of the Reorganizations.

Response — The disclosure regarding the repositioning of the Acquired Funds’ portfolios relates to transactions that are anticipated to occur prior to the closing of the Reorganizations.

4.	Comment — Under “Overview of the Reorganizations,” it is stated that Value Trust will sell substantially all of its assets in connection with its Reorganization. Please disclose the approximate percentage of its assets that this fund expects to sell.

Response — The Trust has made the requested change.

5.	Comment — In “Overview of the Reorganizations,” please address the following comments regarding the estimated brokerage costs in connection with repositioning each Acquired Fund’s portfolio in anticipation of its Reorganization: (a) disclose such costs for each Acquired Fund in percentage terms; and (b) disclose whether American New World Trust will incur such costs in connection with selling shares of the Master Fund.

Response — The Trust has made the requested changes.

6.	Comment — Please explain whether the Advisor is paying any of the estimated aggregate Reorganization costs set forth under “Overview of the Reorganizations.”

Response — The Adviser is paying the estimated aggregate Reorganization costs for the Core Strategy Trust merger.

7.	Comment — Please confirm that the information regarding each Fund’s annual fund operating expenses, as presented in “Comparison of, and Effect on, Fund Operating Expenses” in each Proposal description, reflects each Fund’s current expenses.

Response — The Trust so confirms.

8.	Comment — Please explain whether the Board considered that the advisory fee breakpoint schedule of Core Strategy Trust, as set forth in the comparison of advisory fees in the description of Proposal 1, appears to be more favorable that that of Lifestyle Growth PS Series.

Response — The Board was provided information on the advisory fee schedules for each Fund, including the advisory fee rate based on current assets in each Fund and the combined assets of the two Funds. Although it may appear that the advisory fee breakpoint schedule of Core Strategy Trust is more favorable than that of Lifestyle Growth PS Series because Core Strategy Trust’s breakpoint is achieved at a lower asset level, the Trust respectfully notes that Core Strategy Trust may count only its own assets in determining if it meets the breakpoint, while Lifestyle Growth PS Series aggregates its assets with those of 19 other affiliated funds. Effectively, both Funds currently meet their respective breakpoint in light of the amount of assets that each Fund has, as well as the amount of assets of the other affiliated funds with which Lifestyle Growth PS Series aggregates to meet its breakpoint.

9.	Comment — In the comparison of advisory fees in the description of Proposal 3, please disclose the net advisory fees paid by the Master Fund during the fiscal year ended December 31, 2016.

Response — The Trust has made the requested change.

September 12, 2017

10.	Comment — In the bar chart comparison of annual total returns in the description of Proposal 3, please present the information for the same share class of each Fund, notwithstanding that bar charts for different share classes may be presented in the Funds’ registration statement on Form N-1A.

Response — The Trust has made the requested change.

11.	Comment — In the next-to-last sentence under “Information about the Reorganizations — Agreement and Plan of Reorganization,” please disclose the specific possible actions that the Board considered as alternatives to the Reorganizations.

Response — The Trust has made the requested change.

12.	Comment — In the first paragraph of “Reasons for the Reorganizations,” please disclose the specific reason for each Reorganization.

Response — The Trust has made the requested change.

13.	Comment — Under “Board Consideration of the Reorganizations,” in the discussion of Proposal 1, please disclose the specific reason that the Board considered for the reorganization of Core Strategy Trust into Lifestyle Growth PS Series.

Response — The Trust has made the requested change.

14.	Comment — With reference to an analysis that the Trust previously provided to the staff, please explain why the Trust has concluded that Lifestyle Growth PS Series would be the accounting survivor of the Reorganization with Core Strategy Trust, in accordance with the staff’s views in North American Security Trust, SEC No-Action Letter (August 5, 1994), particularly in light of the fact that both Funds have substantially the same portfolios of investments and are managed by the same subadvisors.

Response — As discussed in greater detail in a supplement to our analysis that we have provided separately to the staff, the Trust has concluded that Lifestyle Growth PS Series would be the accounting survivor of the Reorganization with Core Strategy Trust based on the following factors: (a) the Funds’ advisory fee schedules are different and that of Core Strategy Trust will survive the Reorganization; (b) the Funds’ investment policies are not identical and those of Core Strategy Trust will survive; (c) Core Strategy will be the legal survivor; and (d) although Core Strategy Trust is the larger Fund, with over $3 billion in assets, each Fund is very large.

15.	Comment — The Capitalization Table for the Value Trust-Mid Cap Index Trust Reorganization states that the Reorganization costs amount to $0.01 per share whereas such costs are disclosed in “Overview of the Reorganization” as less than $0.01 per share. Please explain the apparent discrepancy between these two amounts.

Response — The Trust has revised this disclosure to reflect the fact that Reorganization costs are expected to reduce the net assets of Value Trust by approximately $0.01 per share.

16.	Comment — In the Capitalization Table for the Value Trust-Mid Cap Index Trust Reorganization, please explain why the pro forma NAV for each share class of Mid Cap Index Trust after the Reorganization is the same as the NAV for that share class prior to the Reorganization, notwithstanding an expected reduction in net assets of $0.01 per share due to Reorganization costs.

Response — The pro forma NAV for each share class of Mid Cap Index Trust after the Reorganization is the same as the NAV for that share class prior to the Reorganization because Value Trust, not Mid Cap Index Trust, is incurring the Reorganization costs.

September 12, 2017

B.	Statement of Additional Information (“SAI”)

17.	Comment — Depending on the approximate percentage of assets that Value Trust expects to sell in anticipation of its Reorganization, please explain why using a summary presentation of Pro Forma Financial Information is appropriate for this Reorganization.

Response — Value Trust expects to sell approximately 96% of its assets in anticipation of the Reorganization. Accordingly, the Trust believes that that a summary presentation of Pro Forma Financial Information is appropriate because it is consistent with Subsection (b)(1) Rule 11-02 of Regulation S-X, which states that “[i]n certain circumstances (i.e. where a limited number of pro forma adjustments are required and those adjustments are easily understood), a narrative description of the pro forma effects of the transaction may be furnished in lieu of the statements described herein.” In particular, the Trust believes that the limited pro forma adjustments to the combined fund’s portfolio are easily understood in narrative form.

18.	Comment — In each Reorganization’s Pro Forma Financial Information, in addition to disclosing the dollar amount of the effect that the Reorganization will have on the combined Fund’s expenses, please disclose such effects in percentage terms.

Response — The Trust has made the requested changes.

19.	Comment — Please revise the Pro Forma Financial Information for each Fund consistent with the guidance provided in the 2010/11 Investment Company Institute Industry Developments Audit Risk Alert. In particular, please disclose the following for each Reorganization: (a) the rationale for using the proposed methodology for allocation costs; (b) a general description of tax consequences; (c) that actual results may differ from the pro forma information presented: and (d) information regarding portfolio realignment.

Response — The Trust has made the requested changes.

Comments from Mr. Oh

A.	Contract Owner Letter

1.	Comment — Under “The Reorganizations,” please disclose the specific reason that each Reorganization is being proposed. Also, include similar disclosure in the Proxy/Prospectus under “Overview of the Reorganizations” and “Reasons for the Reorganizations.”

Response — The Trust has made the requested change.

2.	Comment — Under “The Reorganizations,” because the fee tables for each Fund in the Proxy/Prospectus do not include any contractual waivers, please delete the word “net” from the term “net total annual fund operating expenses” and delete the parenthetical “(both before and after any fee waivers or expense limitations).” Also, please make similar revisions in the Proxy/Prospectus under “Overview of the Reorganizations,” in the discussion of each Proposal, and under “Information About the Reorganizations—Reasons for the Reorganization.”

Response — The Trust has made the requested changes.

3.	Comment — Under “The Reorganizations,” please disclose that the Advisor will pay the expenses of any of the Reorganizations that are not consummated.

Response — The Trust has made the requested change.

September 12, 2017

B.	Proxy/Prospectus

4.	Comment — On the cover page, please revise the date of the Proxy/Prospectus and the reference to the date of the SAI to the date that the Registration Statement is expected to become effective.

Response — The Trust intends to use the Proxy/Prospectus and SAI no earlier than September 14, 2017. Accordingly, the Trust expects to file definitive forms of Proxy/Prospectus and SAI on or about that date pursuant to Rule 497(b) under the Securities Act of 1933, as amended. As a result, the Trust respectfully declines to make any changes in response to this comment.

5.	Comment — Please reorganize the discussion under “Overview of the Reorganizations” either in a question/answer format, or using descriptive headings.

Response — In response to this comment, the Trust has reorganized the discussion under “Overview of the Reorganizations” by adding descriptive headings.

6.	Comment —Please explain the legal basis for the expected post-Reorganization replacements of Series II shares of Lifestyle Growth PS Series and Series I shares of Emerging Markets Value Trust, as described in “Overview of the Reorganizations” and elsewhere in the Proxy/Prospectus.

Response — These transactions will be effected consistent with the staff’s letter to AIG Life Insurance Company (publicly available November 6, 2001), which permits insurance companies to replace a class of fund shares with a lower-expense class of shares of the same fund without obtaining an order pursuant to Section 26(c) of the Investment Company Act of 1940, as amended.

7.	Comment — In the discussion of each Proposal, please reorganize the discussion under “Comparison of Acquired and Acquiring Funds” by stating the Funds’ similarities in one paragraph and their differences in a separate paragraph.

Response — The Trust has made the requested changes.

8.	Comment — Please confirm that the side-by-side comparison of the Acquired and Acquiring Funds in the discussion of each Proposal is in tabular format. Please consider whether any revisions are necessary to clarify common information.

Response — The Trust so confirms. The Trust believes that the current presentation of side-by-side information is appropriate.

9.	Comment — In the discussion of each Proposal, please move “Principal Risks of Investing in the Funds” so that it immediately follows the synopsis of the information contained in the prospectus, as required by Item 3(c) of Form N-14.

Response —The Trust has made the requested changes.

10.	Comment — In the discussion of Proposal 1, please clarify whether investing in ETFs is a particular risk of the underlying funds in which Lifestyle Growth PS Series may invest, as ETF risk is also included as a risk common to both Funds.

Response — The Trust has revised the risk disclosure in the discussion of Proposal 1 to designate ETF risk as common to the underlying funds in which both of these Funds invest.

September 12, 2017

11.	Comment — In the discussion of Proposal 1, under “Performance,” please confirm that actual pre-inception performance for the oldest share class of both Funds is shown rather than recalculated performance. In particular, please explain why it is stated that such performance has not been adjusted to reflect the Rule 12b-1 fees of the newer share class.

Response — The Trust confirms that actual pre-inception performance for the oldest share class of both Funds is shown rather than recalculated performance. The purpose of stating that pre-inception performance does not include the effect of the Rule 12b-1 fees of the newer class is to illustrate the difference in expenses that may cause the newer share class performance to be higher or lower than that of the older class if it were to be adjusted for this difference.

12.	Comment — In the discussion of Proposal 1, under “Performance,” in the Average Annual Total Returns table for Lifestyle Growth PS Series, please move the information for the S&P 500 Index to immediately follow the Series NAV line to correspond to its placement in the table for Core Strategy Trust.

Response — The Trust has made the requested change.

13.	Comment — In the discussion of Proposal 2, regarding the paragraph following the fee table, please confirm that the advisory fee waiver described therein is not reflected in the fee table and add disclosure to this effect.

Response — The Trust so confirms and has made the requested change.

14.	Comment — In the discussion of Proposals 2 and 3, under “Investment Management Fees/Subadvisory Arrangements,” the staff notes that the net advisory fees paid during the fiscal year ended December 31, 2016 differ from what is shown in the fee table. If applicable, please disclose that the net advisory fees reflect any fee waivers.

Response — The Trust has made the requested change.

15.	Comment — In the discussion of Proposal 3, under the Funds’ risk disclosure, please revise the risk disclosure to include emerging market risk as common to both Funds rather than as a particular risk of each Fund.

Response — The Trust has made the requested change.

16.	Comment — Under “Reasons for the Reorganization,” in the second sentence of the second paragraph, please revise the phrase “advisory charged to the Master Fund” to “advisory fees charged to the Master Fund.”

Response — The Trust has made the requested change.

17.	Comment — Under “Board Consideration of the Reorganizations” please disclose if the Board considered any adverse factors relating to the Reorganizations.

Response — The Trust respectfully notes that, based upon a review of a number of factors, including all of the eleven factors specifically described under “Board Consideration of the Reorganizations,” the Board concluded that each Reorganization was in the best interests of the relevant Acquired Fund. Specifically, as noted in the second paragraph under “Board Consideration of the Reorganizations,” the Board considered “any direct and indirect costs to be incurred by the Acquired Funds as a result of the Reorganization.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

September 12, 2017

18.	Comment — Please consider adding the statement regarding changes in Value Trust’s portfolio management, as set forth in the list of Board considerations regarding Proposal 2 under “Board Consideration of the Reorganizations” to the sections of the Proxy/Prospectus referenced in Comment 1 from Mr. Oh. Also, please consider adding this statement to the comparison of the Funds’ subadvisory arrangements in the discussion of Proposal 2 under “Investment Management Fees/Subadvisory Arrangements.”

Response — The Trust has made the requested change to the sections of the Proxy/Prospectus referenced in Comment 1 from Mr. Oh. However, the Trust respectfully declines to add the statement to the discussion of Proposal 2 because the Trust does not believe that the information is relevant to the comparison of the Funds’ management fees.

19.	Comment — In the fourth paragraph under “Description of the Securities to Be Issued,” please delete the repeated reference to “Series II.”

Response — The Trust has made the requested change.

20.	Comment — Under “Federal Income Tax Consequences,” please disclose the applicable sections of the Code that will be cited in the tax opinion.

Response — The Trust has made the requested change.

21.	Comment — Under “Additional Information About the Funds’ Principal Risks,” please delete the discussion of hybrid instrument risk as it does not seem to apply to any of the Funds.

Response — The Trust has made the requested change.

22.	Comment — In “Additional Information About the Funds of Funds’ Principal Risks,” if this section includes any non-principal risks, please either: (a) revise the heading and introductory paragraph to state that both principal and non-principal risks are discussed, and clearly identify which risks are non-principal risks; or (b) delete any non-principal risks.

Response — The risks described in this section are principal risks of the funds of funds, which would include the principal risks of underlying funds in which the funds of funds invest. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

23.	Comment — In “Additional Information About the Funds’ Investment Policies (including the Funds of Funds),” please disclose whether the policies disclosed are principal or non-principal policies, and identify which policies are principal or non-principal.

Response — The Trust has made the requested change.

24.	Comment — Under “The Subadvisors, Master Fund Advisor, and Portfolio Managers,” please add a description of JHAM (NA) under “Core Strategy Trust and Lifestyle Growth PS Series.”

Response — The Trust has made the requested change.

25.	Comment — Under “The Subadvisors, Master Fund Advisor, and Portfolio Managers,” please disclose how long each portfolio manager has managed his or her respective Fund. In addition, please disclose whether the portfolio managers of the Acquiring Funds will continue to manage the combined Funds after the Reorganization.

Response — The Trust has made the requested change.

September 12, 2017

26.	Comment — Under “Shareholder and Voting Information—Solicitation of Proxies and Voting Instructions,” please disclose how the Trust treats voting instructions that are timely received but not clearly marked.

Response — The Trust has made the requested change.

27.	Comment — Please confirm that the information provided under “Outstanding Shares and Share Ownership” will relate to both the Acquired and Acquiring Funds, as required by Item 7(c)(4)(i-iii) of Form N-14.

Response — The Trust so confirms.

28.	Comment — For each proxy card, please include the heading “Proxy Card.” In addition, please revise the paragraph preceding the signature block to appear in bold.

Response — The forms of proxy cards that are included in the Registration Statement are shown for informational purposes only. The proxy cards that the Trust will actually use in connection with soliciting voting instructions in connection with the Reorganizations will be labeled appropriately and the content thereof will include emphases where appropriate.

C.	SAI

29.	Comment — On the cover page, please revise the date of the SAI to the date that the Registration Statement is expected to become effective.

Response — The Trust intends to use the Proxy/Prospectus and SAI no earlier than September 14, 2017. Accordingly, the Trust expects to file definitive forms of Proxy/Prospectus and SAI on or about that date pursuant to Rule 497(b) under the Securities Act of 1933, as amended. As a result, the Trust respectfully declines to make any changes in response to this comment.

D.	Form of Tax Opinion

30.	Comment — Please revise the last sentence of the form of tax opinion to enable the Funds’ shareholders to rely on the opinion. Please see Sec. III.D.1, Legality and Tax Opinions in Registered Offerings, Staff Legal Bulletin No. 19, Division of Corporation Finance, October 14, 2011.

Response — The Trust will make the requested change in the executed tax opinion that will be filed as an exhibit to the Registration Statement after the closing of the Reorganizations.

The Trust, on behalf of the Acquiring Funds, intends to file definitive forms of Proxy/Prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 572-0420 or Betsy Anne Seel, Assistant Secretary of the Trust, at (617) 663-2166.

Sincerely,

/s/ Harsha Pulluru

Harsha Pulluru, Assistant Secretary of the Trust

Cc:	Betsy Anne Seel